                                                           File Number 70-8631


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 2
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and
the parent of the other party)

CNG ENERGY SERVICES CORPORATION
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania 15244-0746



Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


       2                                              File Number 70-8631

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2
to
FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1. Description of Proposed Transaction
        ___________________________________

	(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.


I.  INTRODUCTION

	Consolidated Natural Gas Company ("Consolidated") is a Delaware corporation and a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 ("Act"). It is engaged solely in the business of owning and holding all of the outstanding securities, with the exception of certain minor long-term debt, of sixteen subsidiaries. These subsidiary companies are engaged in the energy business, principally in natural gas exploration, production, purchasing, sales, gathering, transmission, storage, distribution, by-product operation, research and other activities related to natural gas. Consolidated and its subsidiaries are referred to herein as the "CNG System."

II. PROPOSED INVESTMENT IN ENERGY ALLIANCE PARTNERSHIP

	CNG Energy Services Corporation ("Energy Services"), a Delaware corporation and a wholly-owned nonutility subsidiary of Consolidated, proposes to incorporate CNG Energy Arbitrage Corporation ("CNGEA") under the laws of the State of Delaware, with an authorized equity capitalization of $10,000,000 consisting of 1,000 shares of common stock, $10,000 par value each. Soon after approval by the Securities and Exchange Commission ("SEC") of this Application-Declaration, it is anticipated that CNGEA will sell and issue 300 shares of its common stock at par for $3,000,000 to Energy Services to become a special purpose, wholly-owned subsidiary of Energy Services. This $3,000,000 in financing is part of the $10,000,000 aggregate financing authorization sought herein. Subsequent additional financing of CNGEA by Energy Services and/or Consolidated may also occur as exempt transactions pursuant to Rule 52.
	CNGEA will acquire a one-third general partnership interest in Energy Alliance Partnership ("Partnership"), a partnership to be formed under the laws of the state of Delaware. A draft of the Partnership agreement is filed as
Exhibit B-1.   According to the terms of the Partnership agreement, the
Partnership will terminate on December 31, 2020 unless the Partners (as defined below) agree on another date. The Partnership will be set up to engage in the principal business of buying and selling natural gas and electric power, including in connection with arbitrage transactions, principally in wholesale markets.
	Noverco Energy Services (U.S.) Inc., a Delaware corporation ("NOV Sub"), a wholly-owned subsidiary of Noverco Inc. ("Noverco") which is a Canadian public-utility holding company, will also acquire a one-third general partnership interest in the Partnership. Noverco, headquartered in Montreal, is committed to positioning Quebec's natural gas industry as a strategic link in America's Northeast markets. Noverco principally pursues its activities through two subsidiaries: Gaz Metropolitain and Company, Limited Partnership ("GMLP"), Quebec's natural gas distributor with annual deliveries of 200 billion cubic feet to over 172,000 customers; and Novergaz Inc., which carries out nonregulated activities such as marketing, independent power production and gas storage. By SEC Order dated November 23, 1994, Release No. 35-26170, a wholly-owned subsidiary of Noverco, Gaz Metropolitain Inc. ("GMI"), and a majority owned subsidiary of GMI, GMLP, were granted an exemption from all provisions of the Act (except Section 9(a)(2) thereof) in connection with the acquisition by GMLP of Vermont Gas Systems, Inc., a gas utility company. Noverco's shareholders are SOQUIP (38%), an energy company owned by the Quebec government; Caisse de Depot et Placement du Quebec (30%), a C$47 billion portfolio manager that invests the funds of the Quebec public pension and insurance plans; Laurentides Investissements S.A. (24%), a subsidiary of Gaz de France, France's state-owned gas company and a world leader in the natural gas industry; and Levesque Beaubien Geoffrion Inc. (8%), a major Quebec brokerage firm.
	The remaining one-third general partnership interest will be acquired by H.Q. Energy Services (U.S.) Inc. a Delaware corporation ("HQ-Sub"), which is wholly-owned directly or indirectly by wholly-owned subsidiaries of Hydro-Quebec, a Canadian electric utility company which is a crown corporation of the Province of Quebec. Hydro-Quebec is one of the top ten electric utilities in the world with 30,000 MW capacity and assets in excess of C$30 billion. It is headquartered in Montreal. It has annual sales of more than US$5 billion and serves 3.3 million domestic Canadian customers. About 10 percent of its production is sold to neighboring utilities in Canada and the United States. Hydro-Quebec has a reputation as a reliable supplier to U. S. power pools, and has extensive experience in spot power sales to U. S. public utilities. It is an established world leader in high-voltage transmission and management of large power systems and has been extensively involved in wholesale electricity trading for more than 30 years. Its 95 percent hydropower production is backed by 165 trillion watt hours of water storage capacity. Hydro-Quebec's price of power is among the lowest in North America. Neither Hydro-Quebec nor any of its affiliates own any electric or gas transmission facility, nor have any electric or gas retail customer, in the United States.
	CNGEA, NOV Sub and HQ-Sub are referred to individually as a "Partner" and collectively as the "Partners." Consolidated, Noverco and Hydro-Quebec are referred to collectively as "the Parent Companies."
	Each of the Parent Companies will enter into similar undertaking agreements with the Partnership which, among other things, will commit them subject to the terms and conditions of such agreement to provide up to $3,000,000 to their respective Partner subsidiary as shall be necessary to permit such subsidiary to fulfill its obligations respecting its obligation to make up to $3,000,000 in initial capital contributions under the Partnership agreement. A draft of the Consolidated undertaking agreement ("Undertaking Agreement") is filed as Exhibit B-2.

III. DESCRIPTION OF THE PARTNERSHIP'S BUSINESS

	The business of the Partnership will be to supply, sell, purchase, market, broker or otherwise trade electricity or fuel, to provide electricity or fuel management services, and to carry on activities, or perform services, related to any of the foregoing, including in connection with arbitrage transactions. The Partnership will initially seek to profit in the evolving integrated energy market by identifying and capturing the electric and/or fuel arbitrage profits inherent in the wholesale electric and natural gas business. It will strive to become a leader in providing major customers with flexible and competitive packaged electric/fuel services. With the considerable gas supply from all market sources, including from Consolidated and Noverco, the plentiful supply of reliable electric power from all market sources including Hydro-Quebec, the financial strength of all three Parent Companies and their affiliates, and the Partnership's fuel management capabilities, the Partnership is expected to give its customers unprecedented choices in buying, selling, borrowing and loaning of natural gas, electricity, and other fuels as well as additional choices in how they manage their operations.
	It is expected that the other fuels will include oil and other hydrocarbons, as well as wood chips, wastes and other combustible substances. Involvement with such fuels is likely to result in connection with arbitrage transactions also involving natural gas. It is anticipated that these other fuels will not comprise a material part (probably less than 5%) of the business of the Partnership and will be only incidental to the main business of gas and electric power arbitrage.

	CNG Power Services Corporation ("CNGPS") is a wholly-owned subsidiary of Consolidated that is an exempt wholesale generator under Section 32 of the Act and a power marketer. To the extent that the business of the Partnership is that of a power marketer, it will broadly be the same kind of business as that currently being conducted by CNGPS. One difference, however, between the business of CNGPS and the Partnership is that the Partnership will concentrate its activities initially in a cluster of states in the northeastern portion of the United States whereas CNGPS will concentrate its activities primarily in the rest of the country. It is anticipated that CNGPS will evolve into having a proportionally smaller role in a much larger market, and the Partnership will develop into having a larger role in a more confined market geographically.

	The services to be offered by the Partnership will include the following.

	-	Providing electric generators with instantaneous supply and sales options so they can keep generating units operating at optimal levels.

	-	Helping electric utilities find the best way to meet Clean Air requirements through a combination of new gas technologies, emission credits, cross-fuel management and wholesale electricity purchases and sales.

	-	Helping customers manage the price changes in electricity and fuel relative to time and location.

	-	Helping electric utilities and nonutility generators by managing fuel supply and transportation contracts, banking of electricity until needed and providing price and delivery flexibility.

	The following is an example of the type of transactions in which the Partnership would engage. An independent power generator ("Generator") with a gas fueled generating facility might have long-term gas purchase contracts with gas suppliers. The Partnership, however, could be in a position to sell to the Generator, over a given term in the future, electric power acquired from another electric producer, including possibly Hydro-Quebec, at a price below the cost of the Generator producing its own power using gas as a fuel. At the same time, the Partnership estimates that the gas prices under these gas supply contracts are currently below the gas price anticipated to exist at the time when deliveries would occur. In a transaction in which both the Generator and the Partnership would profit, the Generator would contract to buy the less expensive power from the Partnership to meet its obligations to supply power to its own customers, and would assign or sell its rights to take delivery under its gas supply contracts to the Partnership. The Partnership would subsequently dispose of the gas under these contracts into the wholesale gas markets when and where prices have risen favorably in relation to the contract prices. The Partnership could also hedge against unfavorable gas price movements through the use of such instruments as gas futures. The net result of this arbitrage transaction is that gas and electric power move, as convertible energy forms, into the most economic market for each respective commodity while the contracting parties also profit. Further examples of Transactions are filed as Exhibit B-3 (filed under claim of confidential treatment pursuant to Rule 104).
	Due to the varied nature of market requirements in doing fuel and power arbitrage transactions, not all transactions will be completely balanced as between the fuel component and the power component. That is, a given arbitrage transaction may require the delivery of a greater amount of power than would be generated by the fuel component of the transaction. Conversely, the contract may call for the delivery of a greater proportion of energy in the form of fuel when compared to the amount of energy being received in the form of power.

	The Partnership intends to engage in transactions involving gas and power capacity rights, rate swaps and other commodity-based derivative products that may be developed for use in the markets in which it participates in the ordinary course of its business. It is felt that the Partnership will need to use such products in order to remain competitive in such markets. There are currently many sophisticated market tools to manage gas price risk. It is expected that similar tools for the management of electricity price risk will evolve as the electric power markets become more open and competitive in parallel fashion to the open-access developments of the gas markets under FERC Order 636. It is anticipated that power derivative markets will first occur in those parts of the United States, such as the West Coast, that have relatively balanced power generation costs and an absence of a high degree of utility stranded costs under open access conditions. Federal and state regulatory accommodation of open-access in power markets is also essential. Under such circumstances, derivatives will contribute to a more balanced power market through the levelizing of prices. The Partnership will not deal in such derivative products for purposes of speculation, but rather would use them only to reduce price-risk exposure through hedging. See the detailed discussion of such market hedging and policy under "MARKET HEDGING TOOLS" under "VII. NEED
FOR GUARANTEE" beginning on page 30 infra.

	The Partnership will initially conduct its activities generally in the wholesale energy markets in the northeastern and middle-Atlantic United States(1), but may move into other market areas during the authorization period requested herein. The Partnership may engage in energy transactions with the gas utility companies in the Consolidated System(2), Energy Services or other affiliates in the Consolidated System on the same market terms that would be available to nonaffiliate customers of the Partnership. The Partnership will sell electric and gas energy to wholesale and retail customers to the extent permitted without becoming an "electric utility company" or a "gas utility company" within the meaning of the definitions of such terms in Section 2(a)(3) and 2(a)(4) of the Act, respectively. In this regard, the Partnership may sell gas at retail. But since it would not own or operate facilities used for the distribution of gas at retail, such transactions would not cause it to be a utility company as defined in Section 2(a)(4) of the Act. The Partnership will not at this time make any electricity sales at retail since such are not currently permitted to FERC authorized power marketers. It is expected, however, that the electric industry will evolve to permit retail electricity transactions by power marketers; in such event the Partnership would engage in retail power sales in order to remain competitive. Request is hereby made for the SEC to reserve jurisdiction over retail sales of gas and electricity pending further developments with respect to the permissibility of such transactions.
_______________

(1)	This would include the following states:  Maine, New Hampshire, Vermont,
Massachusetts, Rhode Island, Connecticut, New York, Pennsylvania, New Jersey, Maryland, District of Columbia, Delaware and Virginia.

(2)	The utility companies in the Consolidated System are The East Ohio Gas
Company, Peoples Natural Gas Company, Virginia Natural Gas, Inc., Hope Gas, Inc, and West Ohio Gas Company.

	The business affairs of the Partnership are to be managed by a management committee ("Management Committee"). Each Partner will be entitled to name one person to serve on the Management Committee for each eleven percent of its Partnership interest. Each member of the Management Committee will have one vote at committee meetings. The Management Committee may create management positions and other committees, and delegate the exercise of certain powers.
	The Partnership may contract for needed services from the Partner or affiliate that is determined to be best suited to procure or supply them by virtue of its expertise and experience in the relevant field. The Management Committee may also have recourse to outside suppliers in the event availability, quality, price or reliability are better than those that may be obtained from a Partner. Charges to the Partnership for services from a Partner are to be made on a direct costing method (salary plus fringe benefits) for use of personnel, and direct out-of-pocket expenses for other items.
	The net profits of the Partnership are to be divided in accordance with each Partner's Partnership interest.
	A Partner will not be able to transfer, in whole or in part, its Partnership interest without first allowing the other Partners to match the offer which the selling Partner is contemplating accepting. This right of first refusal does not apply to the transfer of interests to a Related Entity as defined in the Partnership Agreement.
	Consolidated undertakes that it will not seek recovery through higher rates to the CNG System utility customers in order to compensate Consolidated for any possible losses that it may sustain on investments in CNGEA or for any inadequate returns on such investments.

IV. FUNDAMENTAL CHANGES IN THE ENERGY INDUSTRY

	The Partnership would inaugurate business in the context of accelerating and fundamental changes occurring in the energy industry. Essentially, what has been traditionally regarded as discrete facets of the industry, primarily gas and electric, are rapidly being integrated into an energy market trading on Btu (British thermal unit) values. The following sets forth some of the details describing this development.

	1.	Developments in gas industry; Order 636

	Due to the issuance of Order 636 by the Federal Energy Regulatory Commission ("FERC") in 1992, interstate pipelines, such as Consolidated's subsidiary CNG Transmission Corporation ("Transmission"), ceased to be merchants or sellers of gas. The pipelines became common carriers under the open access provisions of Order 636, with their transportation and storage services becoming unbundled from the sale of natural gas.
	As a result of Order 636, a market in released transportation and storage capacity has developed. Natural gas customers, such as local distribution companies ("LDCs"), now have significantly increased responsibility and control over gas supply and transportation capacity. Gas marketers have entered the business of assisting these customers in managing their daily supply requirements. The early multitude of gas marketers is now being replaced through industry consolidation by the emergence of several mega-marketers. Parallels of these developments are expected to develop in the electric industry deregulation process.

	2.	Developments in electric industry; Energy Policy Act of 1992

	The Energy Policy Act of 1992 (Pub.L 102-486, October 24, 1992) ("EPA92") has significantly furthered the deregulation of electric power markets. It has, through the creation of the electric wholesale generator status in Section 32 of the Act, contributed towards the unbundling of power generation and transmission. There is a correspondingly growing pressure for wholesale and retail wheeling of electric power generated outside the transporter's system.
	The majority of changes in the electric markets are expected to occur in the 1995-97 timeframe, which would be five years faster than it took the gas industry to become deregulated. Both FERC and Congress have the benefit of knowledge of energy market deregulation gained from the gas industry restructuring. There are also many state initiatives underway, such as open access proposals for California and Wisconsin. Paralleling earlier events in the gas industry, energy or power marketers are starting up to assist wholesale and industrial electric customers with their increased responsibilities to arrange for energy at the lowest available price in an increasingly competitive market. Much of the electric market maker infrastructure is already in place, with experienced gas marketers poised to enter the marketplace. Exhibit B-4 is a list of major energy companies, many of which have affiliates deeply involved in the gas industry, who have filed with FERC for power marketing status.


	3.	Evolution towards integrated fuel markets; development of
		power marketing similar to development of gas marketing

	The rising gas demand and deliverability worries appearing amid the transitional stresses of gas and electricity deregulation have left natural gas producers, pipeline companies and marketing firms scrambling to adjust.

It is dawning on them that they are in the business of selling Btus of energy - not necessarily cubic feet of natural gas. Analysts predict that gas consumption for electricity power generation could double by the end of the decade if the restructured gas and electric industries learn to cooperate better. According to projections from the National Electric Reliability
Council, more than 60% of the power generation capacity to come on line by 2001 will be gas-fired, or a combination of gas and oil. The figure compares to 1991, which saw only 20% of new electric-power capacity fired by gas. Independents are the source of most of the growth in gas use.
	Energy markets are becoming more customer focused. Utilities must consequently provide competitively priced power to retain industrial load and to make incremental inroads. Tools have also been developed to increase power trading and to provide related services. Some of these are the production of real-time data, standardized transmission access and pricing, power pools open to entry of new members, regional transmission groups, computerized systems and state ratemaking initiatives. Customer demand is also expected to create integrated energy marketplaces. All of these changes are indicative of the control of the commodity assets moving towards the ultimate consumer.
	Electric and gas markets must become efficient through the use of trading systems, demand side management programs, arbitrage and creative service offerings. Power marketers must take advantage of their strengths; these are their ability to move fast, unique knowledge, financial capacity to control strategic assets and an aggressive nature. They should accumulate low-cost excess generating, supply and transmission capacity to market to those who do not have the same resources at the same economic cost. The purpose of the Partnership is for gas and electric industry companies through their subsidiaries to form a strategic alliance which is needed to remain competitive with others.
	The interchangeability of different forms of energy, particularly gas and electric, is becoming more commonplace. For example, it was recently announced that Long Island Lighting Co. ("LILCO") and Con Edison will swap natural gas for electric energy. LILCO will pay a fee to have gas that it owns burned at Con Edison's plants with the electricity thereby generated delivered to LILCO. This avoids LILCO having to construct new gas-burning facilities while at the same time reducing its consumption of high-priced oil.
	As a further example of the integration of energy markets, UtiliCorp United Inc. has announced that it wants to become the first electric and natural gas utility to operate in all 50 states. The Kansas City based company says it will expand its natural gas network, which already extends into 45 states, and its eight-state electric operations, to eventually offer both services to millions of customers nationwide. They will be packaged and marketed under the brand name EnergyOne.
	If the Partnership is not authorized by the Commission to become a participant in these forthcoming competitive markets, Consolidated will see other energy marketers take advantage of the Consolidated System infrastructure and other business assets. Consolidated would thus find itself a hobbled observer of others grasping the integrated market opportunities (denied to it) to engage in profitable gas and power transactions.

V. LEGAL BASIS FOR AUTHORIZING ENERGY RELATED ACTIVITIES OF THE PARTNERSHIP

	Consolidated is of the opinion that the proposed activities of the Partnership should be permitted under the Gas Related Activities Act of 1990 (Pub.L 101-572, November 15, 1990) ("GRAA") and Section 11(b) of the Act for the following reasons.

	1.	Gas Related Activities Act of 1990

	Section 2(a) of the GRAA provides that the requirements of Section 11(b)(1) of the Act are met with respect to the acquisition of an interest in a company organized to participate in activities involving the transportation or storage of natural gas.
	Section 2(b) of the GRAA provides that the requirements of Section 11(b)(1) of the Act are met with respect to the acquisition of an interest in a company organized to participate in activities related to the supply of natural gas, broadly defined to include exploration, development, production, marketing and other similar activities, if:

			"(1) the Commission determines . . . that such acquisition is in the interest of consumers of each gas utility company of such registered company or consumers of any other subsidiary of such registered company; and

			(2) the Commission determines that such acquisition will not be detrimental to the interest of consumers of any such gas utility company or other subsidiary or to the proper functioning of the registered holding company system."

	Section 2(c) of the GRAA provides that each determination be made "on a case-by-case basis, and not based on any preset criteria."
	The proposed activities of the Partnership satisfy the requirements of
Section 2(b) of the GRAA and, therefore, of Section 11(b)(1) of the Act. The GRAA requires the Commission to determine whether the activities of the Partnership will benefit Consolidated System consumers. As used in the GRAA, the term "consumers" refers both to the retail utility customers and to wholesale customers such as pipelines and nonaffiliated utility companies. Consolidated's consumers, both current and future, wholesale and retail, will benefit from the Partnership's business.
	Energy Services, as a gas marketer, has had several years of experience in unregulated gas commodity sales. During those years it has developed a considerable customer base. Its participation in the Partnership with the United States subsidiaries of two substantial Canadian companies will give
Energy Services a great deal more credibility as an energy marketer, both gas and electric. The customers of Energy Services, Transmission, the utility companies in the Consolidated System, and other Consolidated companies engaging in the natural gas business would obtain a material advantage through the Partnership's activities; they would be able to advance, bank, price, store and interchange energy sources through the facilities of one house.
	The Partnership's business could also maintain and increase Consolidated's system gas throughput to LDCs, both associated and nonassociated, and their end-users. The creation of an integrated energy marketer in the market area served by Transmission will encourage transportation of gas into such system. This will enhance the investments that customers of Transmission have made in service agreements with Transmission. Further, the increase in throughput (i.e., volumes of gas transported through the pipeline of Transmission) attributable to the Partnership's activities should result in more competitive transportation rates for the wholesale customers of Transmission, including the Consolidated System LDCs. The additional transportation fees should increase Consolidated System revenues and lower intrasystem gas transportation costs on Transmission's system.
	One of the more significant consumer benefits expected to result from the Partnership's business is an addition to capacity release value of LDC customers of the Consolidated System. Due to the open-access provisions of FERC's Order 636, LDC's found it necessary to contract on a twelve-month basis for gas deliverability capacity, on interstate pipelines such as Transmissions', in amounts sufficient to provide supply at maximum demand arising in the winter. This causes a substantial amount of such capacity to go unneeded during the "off" months when LDC customer demand is low. Such excess capacity is often sold into capacity release markets at minimal rates.To the extent the Partnership becomes an active purchaser in such excess capacity markets for its non-LDC customers, it will contribute towards an increase in price that the LDCs can obtain for their release capacity rights, thereby helping to lower the cost of gas to their customers.

	Another consumer benefit is that the Partnership would provide a place for buyers and sellers to execute trades of gas and electric power, which will be supported by services offered by the Partners in their respective spheres of activity. This would overall help maintain the liquidity of the integrated energy market on both its gas and electric sides.
	On October 27, 1990, the following was stated in the U.S. Congress by legislative sponsors (Senator D'Amato in the Senate and Representative Markey in the House) of the GRAA:

		"...Technical advances and expertise may also be developed through these activities that may benefit customers.  Finally, there may exist assets that are either surplus to the needs of the system or that have developed in the normal course of system operations.  Use of these assets to maximize their value is recognized as a benefit to customers
	only so long as the proposed activity does not create a detriment to system customers."
These statements indicate that the legislators that passed the GRAA intended that such legislation be interpreted flexibly.  They show that activities that naturally evolve from the Consolidated System's gas operations and which also benefit system customers should be permitted under the Act.  The proposed energy related activities of the Partnership fall into such category.
	For all of the above reasons, the proposed activities of the Partnership should be found to be in the interest of consumers of the Consolidated System;
and, accordingly that Section 2(b)(1) of the GRAA is satisfied.
	It is further requested that the SEC find the proposed activities will not be detrimental to the interests of consumers or to the proper functioning of the holding company system, and that Section 2(b)(2) of the GRAA is thereby satisfied.  No subsidiary of Consolidated will be obligated to engage in any transaction with the Partnership.  Consolidated's maximum investment of $10 million in CNGEA, anticipated to be in the form of either stock purchases or short-term open account advances, will be de minimis in relation to the
Consolidated System's consolidated total assets of approximately $5.4 billion.


	2.	Appropriate under Section 11(b) of the Act

	The first sentence of Section 11(b)(1) of the Act limits the operations of a registered holding company system to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system. The last sentence of Section 11(b)(1) states that the Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.
	In view of the rapidly changing nature of the energy markets in North America as the twentieth century draws to a close, particularly the increasing convergence of the gas and electric power markets due to the interchangeability of energy forms, the type of business in which the Partnership proposes to engage should be deemed to be incidental and appropriate to the operations of the Consolidated System. A substantial portion of the Partnership's business will consist of gas marketing, and the portions which do not involve gas directly will be energy-related and will accordingly involve gas indirectly. Highly competitive energy markets are making the classification of companies as solely gas or electric obsolete. Consolidated through its investments in cogeneration facilities already has part ownership in seven plants capable of producing 438 megawatts of power.(3) It is for these reasons that the business of the Partnership is incidental and appropriate to the energy operations of the Consolidated System.
	The proposed activities of the Partnership are clearly appropriate in the public interest as evidenced by the recent history of federal legislation which has strongly promoted the development of competitive energy markets. Such legislation consists of the following.


	a. Public Utility Regulatory Practices Act of 1978

		The Public Utility Regulatory Practices Act of 1978 ("PURPA") defines a "cogeneration facility" as a facility which produces electric energy and steam or other forms of useful energy (such as heat) which are used for industrial, commercial, heating or cooling purposes (16 USCA 796
(18)(A)).  PURPA further defines a "qualifying cogeneration facility"
_______________
(3)	Consolidated indirectly owns interests in independent power producers as follows:
					Percentage
					of Equity
			Project Name	Location	Interest
			____________	________	___________

			Cogent Little Falls	New York	50%
			Lakewood	New Jersey	35
			Sanitary Dairy	Pennsylvania	100
			Grumman Aerospace	New York	30
			San Joaquin	California	25
			Chalk Cliff	California	25
			Bear Mountain	California	50

	("Cogen") as a cogeneration facility which meets FERC requirements respecting minimum size, fuel use, and fuel efficiency (16 USCA 796
(18)(B)). The FERC operating and efficiency standards for Cogens are set forth in 18 CFR 292.205(a) and (b). PURPA also requires electric utilities to purchase electric energy from, and sell electric energy to, Cogens (16 USCA 824a-3). PURPA allowed FERC to exempt Cogens from being electric utility companies under Section 2(a)(3) of the Act, which FERC did at 18 CFR 292.602. PURPA can thus be viewed as Congress' initial action to provide for greater efficiencies in energy markets through the liberalization of the restraints placed on electric generation by the Act.


	b. Cogeneration Statutes

		 Even though Cogens became exempt from the Act by virtue of PURPA and FERC rulemaking, Consolidated and the other registered gas holding companies were prevented from investing in Cogens under a strict interpretation of the functional relationship requirement of Section
11(b) of the Act.  This restraint was removed by Public Law 99-186
(December 18, 1985), which stated that notwithstanding Section 11(b)(1) of the Act, a company in a registered gas holding company system could acquire and retain, in any geographic area, any interest in a Cogen.
		Public Law 86-553 (October 27, 1986) broadened the scope of the 1985 statute by providing that any company in a registered holding company system (whether gas or electric) could acquire and retain, in any geographic area, an interest in a Cogen. The 1986 statute thus allowed electric holding company systems to invest in Cogens without needing to comply with the operational integration requirements of the Act.

		These two Cogen statutes together are further evidence of Congressional intent to foster the development of competitive energy markets. Congress achieved this by removing restraints otherwise imposed by the Act on registered holding company participation in such markets.


	c. Gas Related Activities Act of 1990

		The provisions of the GRAA are discussed in detail above.  The GRAA is an important step in the evolution of Congressional thinking on removing Section 11(b) restraints to allow registered gas holding companies to compete in energy markets with those not restrained by the
Act.  The GRAA essentially made inapplicable, as to gas related activities of a registered gas holding company, the functionally related requirement of Section 11(b)(1), which requires a showing of benefit to the utility companies of the system.  Substituted in lieu of the functional relationship test is a standard based on consumer benefit and absence of detriment to the proper functioning of the system.  Congress, in weighing the matter,  clearly came down in favor of removal of the traditional Section 11(b)(1) restrictions when such would promote energy industry efficiencies and consumer benefits.


	d. Energy Policy Act of 1992

		The enactment of EPA92 is the most recent and significant contribution towards competitiveness in the wholesale energy markets in the United States. As already noted above under "IV FUNDAMENTAL CHANGES

	IN THE ENERGY INDUSTRY", EPA92 added Sections 32 and 33 to the Act, which created the categories of exempt wholesale generator ("EWG") and foreign utility company ("FUCO"), respectively. An EWG as defined in Section 32 means any person determined by FERC to be engaged in the business of owning or operating an eligible facility. The definition of "eligible facility" in Section 32 includes a facility which is used for the generation of electric energy exclusively for sale at wholesale. Section
32(e) states that EWGs shall not be considered electric utility companies under the Act. Section 32(g) allows a registered holding company to acquire interests in EWGs or FUCOs without prior approval of the SEC.
		Two salient features of EPA92 indicating further federal policy of liberalizing energy markets are (i) the category of EWG under EPA92 is broader than that of a Cogen under PURPA in that it has no requirement for an industrial or commercial host using an alternative energy form
(which greatly reduces facility complexity, cost, and siting problems) and (ii) EWGs, unlike Cogens, are exempt from all provisions of the Act
(which makes for ease of operation of a facility within a registered holding company system). EPA92 can be regarded as laying the groundwork for what is generally anticipated to be the next big step in opening energy markets to greater competition, i.e. open access on utility transmission lines or the electric industry equivalent of FERC Order 636.

		FERC has taken further steps in the direction of opening up wholesale power markets. On March 29, 1995, it issued a proposal (Docket No. RM95-8-000) which would require investor-owned electric utilities to provide "open access" to their interstate transmission systems. This would allow distant utilities or wholesale customers to buy and sell power over transmission lines owned by others. Tariffs would be posted by the utilities for the transmission of power and allied services, with the same rates applying to their own wholesale transactions.


	e. NAFTA

		The Partnership's business would also further the goals of increased trade between the United States and Canada as expressed in the North American Free Trade Agreement Implementation Act ("NAFTA") (Pub L. 103-182). There is much cross-border energy business taking place between the United States and Canada today. In 1993 the U.S. natural gas industry imported 11% of its total consumption from Canada, whereas exports to Canada for the same year was 45 billion cubic feet. In 1992 the United States imported 35,181,757 Kwh from Canada and exported 7,865,990 Kwh to Canada. The public policy enunciated in NAFTA encourages the reduction of barriers to trade and the enhancement of investment opportunities between the United States and Canada, to the betterment of consumers in both countries.

	The SEC in a supplemental order issued on February 15, 1995, Release No. 35-26232 (File No. 70-7287), acknowledged the importance of the fundamental legislative trend described above. This order allowed EUA Cogenex, a subsidiary of Eastern Utility Associates, to engage in demand-side management without any longer being limited to doing no more than half of its business for nonaffiliate customers. In the order, the SEC indicates that the energy management business is closely related to the utility's core business, and that Congress has stated that there is a strong national interest in promoting energy conservation and efficiency. This order also states that this policy would appear to be furthered by the expansion of the services proposed by Cogenex. Similar to the Cogenex order, the applicants believe that the proposed business of the Partnership is closely related to the Consolidated System's core energy business, and that the issuance of an order in this proceeding will also promote the national interest in seeking energy efficiency.
	The SEC gave further acknowledgment to the suitability of registered holding companies engaging in energy-related activities, whether gas, electric or otherwise, in HCAR No. 26313, dated June 20, 1995, in which it proposed the adoption of Rule 58. New Rule 58 would exempt the acquisition of securities of an energy-related company (as defined) from prior SEC approval under Section 9(a)(1) and 10 of the Act on the grounds that such a nonutility business is closely related to the registered holding company system's core utility business.

Concluding Argument

	The proposed transactions reflect economic realities in competitive energy markets. The business of the Partnership as an energy marketer dealing in both gas and power transactions would be a direct development of the changing nature of the North American energy markets. As already stated herein, energy forms are becoming readily interchangeable. Customers will contract for the most economic form of the Btus that they need; it will not matter that much if it be gas, electricity or some other form of energy such as oil or coal. The Parent Companies are striving to be participants in such emerging markets through their investments in the Partners of the Partnership.


VI.  OTHER LEGAL ASPECTS OF THE PARTNERSHIP

	In addition to the permissibility of the Partnership under the GRAA and
Section 11(b) of the Act, there are other legal aspects of the Partnership's status that should be discussed. These are as follows.


	1.	Partnership under FERC jurisdiction

	Since the Partnership will be engaging in the business of power marketing, it will need to obtain the approval of the FERC for market based rates. In granting an order, FERC will consider whether there are any likely opportunities for discriminatory practices favoring any affiliated utility companies participating in the same markets as competitors who are likely to be customers of the Partnership. FERC in granting an order may impose conditions to guard against such subsidization. The interests of consumers will thus be protected by this FERC oversight.

	2.	No U.S. utility company directly involved; Partnership not a
		utility company

	Neither the Partnership nor any parent affiliate of the Partnership will be a United States utility company. It is the belief of the applicants that the Commission Staff position taken in the no-action letter, dated January 5, 1994, with respect to Enron Power Marketing, Inc. ("Enron Power") would substantially apply to the status of the Partnership. In such letter, the Staff stated that it would not recommend any enforcement action to the Commission under the Act, including Section 2(a)(3) thereof, against Enron
Power in the event it enters into contracts for the purchase and resale of electric power and for transmission capacity in connection with power marketing transactions. In effect, the Staff has taken the position that Enron Power was not to be deemed an electric utility company under the Act.


VII.  SOURCE OF FUNDS

	It is proposed for Energy Services to raise funds for the purposes described herein by (i) selling shares of its common stock, $1,000 par value, to Consolidated, (ii) open account advances as described below, or (iii) long-term loans from Consolidated, in any combination thereof. Transactions subsequent to the initial $3,000,000 used to form CNGEA will occur pursuant to Rule 52. The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of Consolidated in the forms listed below:

	(1)	Open account advances may be made to Energy Services to provide working capital and to finance the activities authorized by the
SEC.  Open account advances will be made under letter agreement with Energy Services and pursuant to a note issued by it, and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as Consolidated's weighted average effective rate for commercial paper and/or revolving credit borrowings.  If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.
	(2)	Consolidated may make long-term loans to Energy Services for the financing of its activities. Loans to Energy Services shall be evidenced by long-term non-negotiable notes of Energy Services
(documented by book entry only) maturing over a period of time (not in excess of 30 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to Consolidated's cost of funds for comparable borrowings. In the event Consolidated has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers Inc. Bond
Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.

	Consolidated will obtain the funds required for Energy Services through internal cash generation, issuance of long-term debt securities, borrowings under credit agreements or through other authorizations approved by the Commission subsequent to the effective date of this Application-Declaration. Consolidated also seeks the authorization to make the commitment to provide up to $3,000,000 to CNGEA to allow it to make its initial $3,000,000 contribution to the Partnership, all as embodied in the Undertaking Agreement. CNGEA would engage in general partner investing and financing transactions with respect to the Partnership in lieu of Energy Services. CNGEA would have mirror image authorizations and obligations of Energy Services under this filing as such relate to the acquisition of a one-third general partner interest in the Partnership, with Energy Services functioning as a "pass-through" with regard to the indirect Consolidated financing of the Partnership.

VIII.  NEED FOR GUARANTEE

	By order dated November 16, 1993 ("November 16, 1993 Order"), Release No. 35-25926, File No. 70-8231, the SEC authorized Consolidated to guarantee, through December 31, 1998, up to an aggregate principal amount of $750 million of the obligations of Energy Services, pursuant to certain gas purchase, sales and transportation contracts. It is anticipated, however, that this guarantee authority will soon be superseded by a new $2 billion system-wide guarantee authority, effective through March 31, 2001, which is requested in the proceeding at File No. 70-8667. The reason for obtaining the guarantee authority in the November 16, 1993 Order was the structural change in the gas markets under FERC Order 636, which necessitated gas marketing companies, such as Energy Services, to be able to demonstrate financial credibility with customers. Energy marketing companies, though entering many contracts for high volumes of gas or power, are not highly capitalized due to the nature of their operations. This absence of high capitalization has caused some would-be customers to be apprehensive of the risk of dealing with such marketing companies. However, often times such marketing companies are subsidiaries of financially strong parent companies. Consequently, the usual method for establishing the financial credibility of the marketing company is by the parent (such as Consolidated) standing behind its subsidiary through guarantees, thus allowing the subsidiary to compete effectively in increasingly deregulated markets. This same rationale applies to the proposed business of the Partnership. The energy marketing business of the Partnership would be an extension of the gas marketing business of Energy Services. Consolidated, therefore, seeks authority through March 31, 2001 to guarantee, either directly or indirectly through CNGEA, the fuel and power transactions of the Partnership, to the extent required by the Partnership's customers to consummate transactions. The amount of such guarantees will be limited by placing them under the dollar cap as currently applies to guarantees under the November 16, 1993 Order, or subsequently the $2 billion cap in a superseding order (the "File No. 70-8667 Order") issuing forth in the File No. 70-8667 proceeding. That is, Consolidated will not make a guarantee under the authority granted in this proceeding if the effect of such an additional guarantee would be for the aggregate of all outstanding guarantees under such authorization and the authorization in the November 16, 1995 Order or the File No. 70-8667 Order to exceed $750 million or $2 billion, as the case may be.

	The Partnership intends to use many ways which are available to limit financial risks in today's energy markets, thereby also lessening the risk to Consolidated under any guarantees it may give. Some of the more common of these risk-reduction methods are as follows.


	MATCHING OF OBLIGATIONS TO MARKET PRICES. Price is now matched much better between purchase and sales contracts, and also matched more directly to market prices. Previously as to gas, pipelines negotiated prices with producers without the benefit of market input. Sales prices were determined independently by regulation. Now the market establishes the price of gas to be delivered, with future prices defined in terms of then existing markets or an index. This limits the potential size of damage claims from customers since replacement gas should be available at the market price at which Gas Services would be obligated to perform. The same principle would apply to power purchase and sales contracts as the wholesale power market further develops.
	MARKET HEDGING TOOLS. Generally, the Partnership would strive to match its portfolio of its fuel and power sales contracts with a portfolio of fuel and power purchase contracts with similar terms. For instance, long-term firm sales contracts with variable or indexed prices would be matched with long-term supply contracts with variable or indexed prices. Hedging would be needed only to reduce risk with respect to that small portion of the Partnerships' total sales contract portfolio which is not matched with appropriate supply contracts. For example, a one year, fixed price sales contract might not be matched; protection against price risk in such a short-term contract could be provided by proper hedging tools.

	There are currently many sophisticated market tools to manage price risk. The market for natural gas risk-management contracts is about $5 billion and growing fast. Tools such as gas futures contracts and options on gas futures, are traded on the New York Mercantile Exchange, and gas price swap agreements which are binding agreements between parties on a private contract basis, are common and essential tools to manage risk on some types of gas sales that cannot be matched with a corresponding gas purchase. The New York Mercantile Exchange's board of directors in early 1995 approved preliminary terms and conditions for two electricity futures contracts, with trading likely to begin in early 1996.
	In its use of hedging tools, the Partnership will not engage in speculative trading. Consolidated represents that such trading is prohibited by corporate policy, and that hedging activity will be limited to no more than the total volume of the Partnership's commodities that are subject to market price fluctuation.
	Consolidated has established a System Energy Price Risk Committee ("SEPRC") comprised of its Controller and other senior level financial and accounting officers. The SEPRC has the responsibility to review the effectiveness of subsidiary hedge strategies and ensure that adequate trading controls are being implemented. The SEPRC further has the responsibility to approve the establishment of new accounts, establish minimum credit quality standards of brokers and counter parties, review position limits, and review subsidiary policies and procedures to ensure they adhere to CNG System policy.

	LIMITATION OF DAMAGES. Damages can be specifically limited to the difference between the cost of fuel or power that should have been provided to a customer and the cost of replacement fuel or power when the performance failure occurs. Consequential damages are generally excluded.
	SPECIFICATION OF OBLIGATIONS. Contractual obligations can be more specific than in the past. Before FERC Order 636, most pipeline gas sales were made under full requirements contracts. Today gas sales contracts have specific volume obligations, thus limiting the exposure. The same principle would apply to power sales.
	SHORTER TERMS. There is also less risk exposure in today's gas markets because the terms of gas sales contracts are generally 5 to 10 years compared to the previous industry standard of 20 years. Also, when an undesirable contract expires, there is no longer any need to obtain FERC approval of abandonment before the Partnership could walk away from the customer.
	It is believed by Consolidated that through the proper use of price hedging tools, together with favorable contract terms, the risk to Consolidated under any guarantees of Partnership obligations will not pose a material risk to Consolidated or the CNG System. It is further believed that as the wholesale power market matures, risk reduction devices for power transactions will become available to the same extent as those available for gas transactions.
	The financial exposure to Consolidated through guarantees of Partnership obligations will be further limited due to the participation of the other

Parent Companies (both of which are financially substantial entities) through their United States subsidiaries in making such guarantees. It is anticipated that each of the Partner's guarantees will for the most part be limited to those Partnership obligations arising in the area of the respective Partner's business.

IX.  AUTHORIZATIONS REQUESTED

The following authorizations are hereby requested. All funding by a Consolidated System parent company of its immediate subsidiary would be in the form of (a) the sale of the subsidiary's common stock to the parent, (b) open account advances from the parent to the subsidiary, and/or (c) long-term loans from the parent to the subsidiary. Any providing of funds by Consolidated to Energy Services can be in any combination of these three forms of financing; and any financing between Energy Services and CNGEA will be in the same combination of forms that exists between Consolidated and Energy Services in the transaction which causes Energy Services to obtain funds to invest in CNGEA. All the authorizations described below would be for a period ending December 31, 2020 (the Partnership termination date) with the exception of the fifth item covering Consolidated guarantees of arbitrage transactions, which would be for the same period anticipated to be in the File No. 70-8667 Order, i.e. ending March 31, 2001.

	(1)	For Energy Services to obtain up to $3,000,000 from Consolidated for the purpose of accomplishing its initial indirect investment in the Partnership.
	(2)	For CNGEA to obtain up to $3,000,000 from Energy Services needed for CNGEA to complete its acquisition of a one-third general partnership interest in the Partnership.
	(3)	For CNGEA to invest up to $3,000,000 in the Partnership by
initially purchasing a one-third general partnership interest therein.
	(4)	For Consolidated to enter into the Undertaking Agreement with the
Partnership to commit to providing CNGEA with up to $3,000,000 in financing.
	(5)	For Consolidated to make guarantees, either directly or indirectly through CNGEA, of transactions of the Partnership, as described further herein.


X.  RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. Currently Consolidated owns indirectly a 1% general partnership and a 34% limited partnership interest in Lakewood Cogeneration, L.P. ("Lakewood"), an EWG. On November 30, 1994, the 1% general partnership interest in Lakewood was acquired by CNG Power Services Corporation, an EWG and a newly-formed wholly-owned subsidiary of Consolidated, from CNG Energy Company, another wholly-owned subsidiary of Consolidated, in a transaction exempt under Rule 43(b)(2). Consolidated does not own any interests in a FUCO. Consolidated believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.
	Fifty percent of Consolidated's retained earnings as of September 30, 1995 was $634,048,000; Consolidated's aggregate investment (as defined in Rule 53(a)(l)(i)) in Lakewood on such date and in both its EWGs as of the date of filing of this Application-Declaration is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(l). Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request. Employees of Consolidated's domestic public-utility companies at this time do not render services, directly or indirectly, to the EWGs in the Consolidated System, thereby satisfying Rule 53(a)(3). There has been compliance with Rule 53(2)(4) in regard to Consolidated's only filing for EWG and FUCO financing, currently pending at File No. 70-8759.
	None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

XI. SERVICE CONTRACTS WITH AFFILIATES

	CNGEA, as a special purpose subsidiary, would not have any payroll or full-time employees. Accordingly, it would enter into a service contract with Energy Services pursuant to which Energy Services would provide administrative and other supporting services, such as the keeping of books and records and the making of corporate filings.
	The Partnership may contract for needed services from the Partner, Parent Company, or other affiliate that is determined to be best suited to provide them by virtue of its expertise and experience. It is accordingly anticipated that the Partnership will enter into a contract with CNGEA and/or Energy
Services for the rendering of supporting services relative to United States gas marketing transactions.
	All service contracts between affiliates in the Consolidated System will provide for services to be rendered on an at-cost basis in compliance with Rules 87 and 90 under the Act.
	Neither CNGEA nor the Partnership will provide goods to or acquire goods from companies in the Consolidated System.

XII.  RULE 24 CERTIFICATES

	It is also requested that Rule 24 Certificates of Notification be filed within 45 days after the end of each quarterly calendar period to report to the Commission with respect to transactions authorized pursuant to this filing. Such certificates shall contain the following information:

	1.	A CNGEA balance sheet as of the end of such period, and a statement of income and expense for the period.

	2.	A statement indicating as a percentage of total revenues for the period, the amount of revenues attributable to gas sales, power sales and sales of all other forms of fuel.

       3. The agreement and transaction information contained in the attachments to the Partnership's power marketing informational filings with FERC.

	4.	A description of the types and dollar amounts of services provided by Consolidated affiliates to the Partnership and CNGEA.

	Consolidated guarantees of Partnership arbitrage transactions will be reported in the Rule 24 Certificates of Notification filed under File No. 70-8231 or File No. 70-8667.


	(b) Describe briefly, and where practicable, state the approximate amount of any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.


	None, except as set forth in Item 1(a).


	(c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      None, except as set forth in Item 1(a).

	(d) If the proposed transaction involves the acquisition or disposition of assets, described briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

	None, except as set forth in Item 1(a).

Item 2.  Fees, Commissions and Expenses
         ______________________________

	(a) State (i) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (ii) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Energy Services in connection with the herein proposed transaction will not exceed $35,000, consisting of the $2,000 filing fee under the Act, $17,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, $12,000 payable to non-affiliated professionals, and $4,000 for miscellaneous other expenses.

	(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

	The charges of Service Company, a subsidiary service company, for services on a cost basis (including regularly employed counsel) in connection with the preparation of this application-declaration and other related documents and papers required to consummate the proposed transactions are as stated above.


Item 3.  Applicable Statutory Provisions
         _______________________________

	(a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

	Sections 6(a) and 7 and Rule 43 are deemed applicable to the issuance of securities by Energy Services and/or CNGEA in the transaction that forms CNGEA and the Partnership (the "Formation Transaction").
	Sections 9(a) and 10 are deemed applicable to the acquisitions (i) by Consolidated of the capital stock, open account advance debits and notes of Energy Services, (ii) by Energy Services of the capital stock, open account advance debits and notes of CNGEA in the Formation Transaction and (iii) by CNGEA of partnership interests in the Partnership.
	Sections 12(b) and Rule 45 are considered applicable to loan arrangements among Consolidated, Energy Services and CNGEA in the Formation Transaction, the Undertaking Agreement commitment and to guarantees of fuel and power arbitrage transaction by the Partnership.
	Rule 52 is considered applicable to intra-company financing among Consolidated, Energy Services and CNGEA subsequent to the Formation
Transaction.
	CNGEA's participation in the Partnership is deemed to satisfy the requirements of Rule 16 under the Act. Consequently, the Partnership and affiliates not otherwise subject to the jurisdiction of the Act will rely upon Rule 16 to be exempt from all obligations, duties or liabilities that would be imposed upon them by the Act in the absence of Rule 16.

	Section 11(b)(1) of the Act and the Gas Related Activities Act of 1990 apply to the energy related transactions proposed by the Partnership. In the alternative, Section 9(c)(3) of the Act may apply in so far as an exemption for the proposed investments in the Partnership may be granted.
	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested.


	(b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.


	Not applicable.


Item 4. Regulatory Approval
        ___________________

	(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transactions.

	The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the Commission).


	(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.


	Inapplicable.

Item 5.  Procedure
         _________

	(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

	It is hereby requested that the Commission issue its order with respect to the transaction proposed herein on or before September 20, 1995.


	(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division
Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
         _________________________________

	The following exhibits and financial statements are made a part of this statement:

	(a)  Exhibits

	A-1    Certificate of Incorporation of Energy Services.
	        (Incorporated by reference to File No. 70-8577)

	A-2    By-Laws of Energy Services.
	        (Incorporated by reference to File No. 70-8577)

	B-1    Form of General Partnership Agreement to be among
	        CNGEA, NOV Sub, and HQ-Sub.

	B-2    Form of Undertaking Agreement between Consolidated
	        and the Partnership.

	B-3    Examples of energy arbitrage transactions.
	        (Filed under claim of confidential treatment pursuant to Rule 104)

	B-4    List of companies who have filed with FERC for power
	        marketing status.

	F      Opinion of counsel for Consolidated and Energy Services.

	O      Draft of Notice.


	(b)  Financial Statements

	Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed. However, Consolidated will furnish any financial information that the Commission shall request.

Item 7.  Information as to Environmental Effects
         _______________________________________

	(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102 (2) (C) of the National Environmental Policy Act 42 U.S.C. 4232 (2) (C). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons or that response.

	The proposed transactions do not involve major federal action having a significant effect on the human environment.  See Item 1(a).


	(b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

	No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall
                                  Senior Vice President
                                  and Chief Financial Officer



                                  CNG ENERGY SERVICES CORPORATION

                                  By  N. F. Chandler
                                  Its Attorney





Date: March 7, 1996